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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49343

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/06** (MM/DD/YY) AND ENDING **12/31/06** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
B-Trade Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1633 Broadway, 48th Floor
(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Gregory M. Brennan and Sean D. Graham affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of B-Trade Services, LLC, as of December 31, 2006 are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Gregory M. Brennan, President and Chief Executive Officer



Sean D. Graham, Chief Financial Officer



Notary Public
Notary Public, State of New York
Qualified in New York County
Commission Expires Jan. 23, ~~2007~~ 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

B-Trade Services LLC

December 31, 2006
With Report of Independent Registered Public Accounting Firm

B-Trade Services LLC

Statement of Financial Condition

December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member of
B-Trade Services LLC

We have audited the accompanying statement of financial condition of B-Trade Services LLC (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of B-Trade Services LLC at December 31, 2006, in conformity with U.S. generally accepted accounting principles.



February 27, 2007

B-Trade Services LLC

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 77,502,694
Cash and securities segregated in compliance with federal and other regulations	30,927,919
Receivable from brokers and dealers, net of allowance of $421,574	3,324,217
Fixed assets, at cost, less accumulated depreciation and amortization of $2,951,694	1,177,016
Other assets	4,632,909
Total assets	$117,564,755
Liabilities and member's equity	
Liabilities:	
Due to bank	$ 422,947
Payable to Tradebook (*Note 1*)	3,760,201
Taxes payable to Parent	18,361,754
Deferred soft dollar and commission recapture payable	9,664,560
Accrued compensation and other liabilities	14,424,073
Total liabilities	46,633,535
Member's equity	70,931,220
Total liabilities and member's equity	$117,564,755

The accompanying notes are an integral part of this statement of financial condition.

B-Trade Services LLC

Notes to Statement of Financial Condition

December 31, 2006

1. Organization and Description of Business

B-Trade Services LLC (the "Company") is a Delaware Limited Liability Company, which is registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company is a wholly-owned subsidiary of The Bank of New York (the "Parent"). The Company was formed as a limited purpose broker-dealer solely to provide trade execution and clearing services for Bloomberg Tradebook LLC ("Tradebook"), which offers a continuous trading system to institutions and broker-dealers (the "Participants") over the Bloomberg Network. In addition, other NASD broker-dealers may access certain Participant bids and offers pursuant to the SEC order handling rules. The Company shares commission revenue net of certain expenses with Tradebook pursuant to a transaction agreement (the "Agreement"). The Company notified Tradebook of its intention to terminate the Agreement effective January 31, 2008.

On June 30, 2006 the Bank of New York Company, Inc. ("BNY"), the parent company of the Parent, entered into a transaction with Eze Castle Software, Inc. ("Eze Castle"), a leading provider of trade order management and related investment technologies, and GTCR Golder Rauner, LLC ("GTCR"), a private equity firm, to form BNY ConvergEx Group LLC ("ConvergEx"), a new company that combined Eze Castle with several other businesses owned by BNY. The transaction closed October 2, 2006 (the "Merger"). BNY and GTCR each hold a 35.4% ownership stake in ConvergEx, with the remaining ownership stake held by Eze Castle's investors and ConvergEx's management team. The Company is expected to become part of ConvergEx by 2008. In the interim, pursuant to the terms of the Merger, ConvergEx is responsible for managing the Company on behalf of the Parent.

2. Significant Accounting Policies

Securities Transactions

Commissions receivable are recorded on a trade date basis.

Deferred Soft Dollar and Commission Recapture Payable

When a customer's commission payments exceed its commitment, a liability is established for future research and research related services owed to that customer. These amounts are typically disbursed within the Company's normal operating cycle.

2. Significant Accounting Policies (continued)

Fixed Assets

Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and fifteen years. Purchased software costs are amortized on a straight-line basis over five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the improvement, whichever is shorter.

Software Costs

The Company capitalizes certain costs incurred in connection with developing or obtaining software for internal use. Qualifying internally developed software costs are capitalized in accordance with Statement of Position ("SOP") 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, and amortized over the estimated useful life of the software ranging from five to seven years.

Cash and Cash Equivalents

The Company considers demand deposits and money market accounts to be cash and cash equivalents. The carrying amounts of the Company's cash and cash equivalents approximate their fair market value due to their short-term nature.

Cash and Securities Segregated in Compliance with Federal and Other Regulations

Cash and securities segregated in compliance with federal and other regulations on the statement of financial condition is comprised of $20,927,919 of short-term U.S. treasury bills and $10,000,000 in cash deposited with clearing organizations. Short-term U.S. treasury bills are recorded on a trade date basis.

Income Taxes

The Company accounts for income taxes under the liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. Under this method deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities

2. Significant Accounting Policies (continued)

Income Taxes (continued)

and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent it is more likely than not that deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

Other Assets

Prepaid purchased research of $1,747,192 is included in other assets on the statement of financial condition. Prepaid purchased research represents amounts paid for the acquisition of research and research related services from independent originators and suppliers on behalf of the Company's customers. Such receivables may not be contractually obligated.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectibility of receivables from brokers and dealers, prepaid purchased research, and other receivables. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectibility in determining the allowance for doubtful accounts.

Stock Options

BNY accounts for stock-based employee compensation using the fair value method of accounting under SFAS No. 123, *Accounting for Stock Based Compensation*, as amended by SFAS No. 148 *Accounting for Stock-Based Compensation – Transition and Disclosure*. BNY uses the prospective method permitted under SFAS 148, which requires that options granted after January 1, 2003 be expensed. In accordance with SFAS 123 and SFAS 148, options granted prior to January 1, 2003 were accounted for under Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*. The Company's employees participate in BNY's stock option plans. The Company is utilizing the prospective method and began expensing stock options granted after January 1, 2003. All options granted to the Company's employees were vested as of March 31, 2006.

2. *Significant* Accounting Policies (continued)

Restricted Stock

Prior to the Merger, the Company's employees participated in BNY's restricted stock program. The Company amortized the cost of the restricted stock granted to its employees over the vesting period beginning in the year the restricted stock was granted. On October 2, 2006, BNY cancelled the outstanding unvested grants in exchange for $34 per share.

Use of Estimates

The preparation of the statement of financial condition, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Financial Instruments

Financial instruments held by the Company approximate their fair value. Financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing generally on a daily basis.

3. Fixed Assets

At December 31, 2006, fixed assets were comprised of:

Computer hardware	$ 3,179,903
Software	721,967
Leasehold improvements	201,524
Furniture and equipment	25,316
	4,128,710
Less accumulated depreciation and amortization	(2,951,694)
Fixed assets, net	$ 1,177,016

3. Fixed Assets (continued)

Included in computer hardware and accumulated depreciation and amortization is $1,153,982 and $909,207, respectively, related to assets acquired under capital lease arrangements. Included in accrued compensation and other liabilities on the statement of financial condition is $244,775 which represents remaining principal payments under the capital lease obligation.

4. Income Tax Provision

The Company is included in the consolidated federal and combined state and local tax returns filed by BNY. Income taxes are provided for pursuant to a tax sharing agreement between the Parent and BNY. The Company is included under this tax sharing agreement. Income tax benefits are recognized to the extent such benefits can be realized by BNY in its consolidated and/or combined returns.

The deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has a deferred tax asset of $113,602 and a deferred tax liability of $97,895 which are included in other assets and taxes payable to Parent, respectively, in the statement of financial condition. The deferred tax asset is attributable to deferred compensation and reserves for bad debt. The deferred tax liability is attributable to depreciation and unrealized gains on investments.

5. Related Party Transactions

The Company has entered into a fully disclosed clearing agreement with BNY ConvergEx Execution Solutions LLC ("ESG"), formerly BNY Brokerage, Inc., an affiliate, for the carrying of institutional customer accounts and clearance of broker transactions.

Included in receivables from brokers and dealers on the statement of financial condition is $1,282,100 due from ESG for commissions earned on unsettled trades.

ESG, ConvergEx and the Parent provide certain management, administrative and technical services to the Company on a regular basis. In addition, the Company subleases office space from ESG.

5. Related Party Transactions (continued)

The Company provides credit services to affiliates.

The Company executes trades for Westminster Research Associates ("WRA"), an affiliate, pursuant to the terms contained in a fully disclosed clearing agreement. WRA is paid a referral fee for each trade executed as part of the Company's multi-broker payment platform.

6. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company computes net capital under the alternative method, which requires the maintenance of net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits arising from customer transactions, as defined. At December 31, 2006, the Company had net capital of $63,729,613 and its net capital requirement was $250,000. In accordance with the requirements of SEC Rule 15c3-3, the Company has segregated $10,933,253 in a special bank account for the benefit of customers, which was in excess of its required deposit of $504,632.

7. Retirement Savings Plans

All employees of the Company are eligible to participate in a retirement savings plan sponsored by BNY, which has two components, a defined contribution profit sharing plan and a 401(k) match program. The Company is required to make annual contributions to the plan on behalf of its employees.

8. Off-Balance Sheet Risks

Financial Accounting Standards Board Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's business activities involve the execution of securities transactions for institutional customers and other broker-dealers, which are cleared and settled by ESG. Securities transactions are subject to the credit risk of counterparties or customer non-performance. Pursuant to the clearing agreement, the Company is required to reimburse ESG without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations.

B-Trade Services LLC

Notes to Statement of Financial Condition (continued)

8. Off-Balance Sheet Risks (continued)

However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to ESG for the customer accounts at December 31, 2006.

9. Subsequent Event

On February 15, 2007, the Parent made an equity withdrawal of $13,000,000.

END

END